EXHIBIT 99.3

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com
TSX Venture Exchange Symbol: CMA
July 30, 2012	U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange:  DFL
Cream Minerals Announces updated Mineral Resource Estimate for the Nuevo Milenio Silver-Gold Property and a Review of
Strategic Alternatives to Maximize Shareholder Value

Vancouver, BC – July, 30 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) announces the completion of the updated mineral resource estimate at the Company's 100% owned Nuevo Milenio Silver-Gold Project ("Nuevo Milenio") in Nayarit State, Mexico.  The Company also announces that the Board of Directors has initiated a review of Cream’s strategic alternatives intended to maximize shareholder value.  A Special Committee of independent directors (“the Special Committee”) has been appointed.

The 2012 Independent Mineral Resource Estimate replaces in entirety the 2008 Inferred Mineral Resource Estimate previously disclosed by the Company and the Company advises that the 2008 Inferred Mineral Resource Estimate can no longer be relied upon.

Independent Mineral Resource Estimate Summary

The updated Independent Mineral Resource Estimate was prepared by Dr. McBride P.Eng, a qualified person independent of the company under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

RESOURCE SUMMARY NUEVO MILENIO
Zone	Tonnes Measured	Tonnes Indicated	Tonnes Meas. + Ind.	Tonnes Inferred	Gold g/t	Silver g/t	Silver Eq. g/t	Au oz	Ag oz	Ag Eq. oz
									Million	Million
Dos Hornos 1 50g	1,000,000				0.45	80.97	103.47	14643	2.60	3.34
		278,000			0.33	71.98	88.63	2980	0.64	0.79
			1,278,000		0.42	79.41	100.24	17623	3.24	4.13
				133,000	0.21	59.50	73.53	920	0.27	0.32

Dos Hornos 2 50g	526,000				0.73	74.60	118.18	12384	1.26	1.88
		255,000			0.58	63.30	92.49	4792	0.52	0.76
			781,000		0.68	70.91	109.79	17176	1.78	2.64
				122,000	0.52	51.49	77.22	2027	0.20	0.30

Veta Tomas 50g	430,000				0.55	95.09	122.52	7582	1.31	1.69
		340,000			0.56	81.62	109.55	6104	0.89	1.20
			770,000		0.55	89.14	116.64	13686	2.20	2.89
				245,000	0.65	88.37	120.67	5087	0.70	0.95

Total Measured	1,956,000				0.55	82.36	111.61	34609	5.17	6.91
Total Indicated		873,000			0.49	73.20	97.91	13876	2.05	2.75
Total Measured and Indicated			2,829,000		0.53	79.79	107.34	48435	7.22	9.66
Inferred				500,000	0.50	71.69	97.53	18773	1.17	1.57

Inferred Resources
Dos Hornos 1&2 and Veta Thomas	500,000	0.50	71.69	97.53	18773	1.17	1.57

Open Pit potential 20g
Once Bocas North	2,145,000	0.20	40.67	50.67	15840	2.50	3.20
Once Bocas South	909,000	0.27	72.28	82.27	8170	2.10	2.50
Total Inferred	3,554,000	0.26	53.25	66.25	42783	4.60	5.70

Net Assumptions:  The Independent Mineral Resource Estimate employed a cut-off grade of 50 g/t silver for underground resources and 20 g/t for open pit resources.  Metal prices assumed were $30.00per ounce for silver and $1,500.00 for gold.  Average true widths ranged from three metres to five metres.

The distance from a data point used to classify the resources is: 0 to 25 metres for Measured, 25-50 for Indicated, and 50 to 75 metres for Inferred Mineral Resource categories. Using a square pattern, the influence of each data point is, as defined above, or less, depending on the actual distance between data points.  The mineralization is considered to be in vertical shoots so that true widths are equal to horizontal widths. All data was presented on a spreadsheet that automatically calculated the tonnages, grades and metal content.

The Company intends to file an updated NI-43-101 technical report within 45 days of the date of this news release.

Sensitivity Analysis

A sensitivity analysis was conducted employing a cut-off grade of 160 g/t silver. Performed on Dos Hornos 1, Dos Hornos 2 and Veta Tomas (underground resources) a higher grade zone averaging 3 metres to 4 metres true  width containing 803,000 tonnes grading 1.03 g/t gold and 178.70 g/t silver averaging 229.98 g/t silver equivalent was identified.  The sensitivity analysis confirms the existence of higher grade mineralization contained within the wider three metre to five metre veins.

RESOURCE SUMMARY NUEVO MILENIO
Zone	Tonnes Measured	Tonnes Indicated	Tonnes Meas. + Ind.	Tonnes Inferred	Gold g/t	Silver g/t	Silver Eq. g/t	Au oz	Ag oz	Ag Eq. oz
									Million	Million
Dos Hornos 1 160g	287,000				1.18	174.30	233.70	10985	1.61	2.16
		56,000			0.91	170.46	216.10	1636	0.31	0.39
			343,000		1.14	173.67	230.83	12621	1.92	2.55
				700	0.30	156.87	171.90	71	0.04	0.04

Dos Hornos 2 160g	167,000				1.50	165.87	240.93	8045	0.89	1.29
		69,000			1.04	151.05	203.17	2321	0.37	0.45
			236,000		1.36	154.87	229.88	10366	1.26	1.74
				15,000	1.01	174.88	225.31	500	0.09	0.11

Veta Tomas 160g	159,000				1.01	181.27	231.60	5108	0.92	1.17
		65,000			1.05	184.72	237.26	2206	0.39	0.50
			224,000		1.02	182.27	233.24	7314	1.31	1.67
				49,000	1.04	180.21	232.24	1626	0.28	0.36

Total Measured	61,300				1.22	126.79	235.12	24138	3.42	4.62
Total Indicated		190,000			1.01	168.29	218.64	6163	1.07	1.34
Total Measured and Indicated			803,000		1.17	170.54	231.22	30301	4.49	5.96
Inferred				64,700	1.03	178.70	229.98	2197	0.41	0.51

Cream Minerals Limited Commentary

Dr. Derek McBride P.Eng, is convinced of the exploration potential at Nuevo Milenio.  Dr. McBride P.Eng, has noted “Nuevo Milenio is a property of merit”. The 2012 updated Independent Mineral Resource Estimate has identified 2,829,000 tonnes containing 9,660,000 ounces silver equivalent which is in the Measured and Indicated categories and 3,554,000 tonnes containing 7,270,000 ounces silver equivalent in the Inferred category.  The property contains a minimum of seven mineralized zones; previous drilling has provided resources on four zones and indicated significant targets on all zones.  The 2011 drill program identified a resource on Once Bocas South which had not previously been drilled.  All the mineralized zones with significant data suggest that the best mineralization occurs within 100 metres of surface and forms hills.

The 2011 drill program was based on a geological interpretation employing all historical exploration data up to 2008 including widely spaced drill holes.  In-fill drilling and a portion of the step out drilling generated data which upon review did not support the original geological interpretation which formed the basis of the 2008 Inferred Mineral Resource Estimate.  As a result the in-fill drilling did not consistently generate assays to support the previously estimated grades and as a result the average grade decreased.  A review of the data indicates that Dos Hornos-Veta Tomas is a near surface epithermal system with mineralization occurring within 150 metres of surface.

Based on the results of the 2011 exploration program and reviewed by Dr. McBride the following targets have been identified as warranting further exploration:

1)  Once Bocas North and Once Bocas South are potential open pit targets that can be expanded both at depth and on strike.

2)  The transition zones identified on Dos Hornos 1 and Dos Hornos 2, in particular the Southern Transition zone are potential  exploration targets based on intercepts of blind and semi-blind veins which returned assays in excess of 300 g/t silver and 700 g/t silver both over one metre.  These veins appear to lie parallel to Dos Hornos 2 and Veta Tomas possibly forming a parallel zone.

3)  A structure identified through surface exploration work containing colonial trenches and colonial shafts extends 500 metres to the south east and is on strike with Veta Tomas. Preliminary exploration work suggests this structure may be an extension of Veta Tomas.  This would open a potential exploration zone if the structure is a faulted segment of Veta Tomas.

4)  Chacuaco and Cafetal while earlier stage exploration targets warrant drill testing based on exploration work which includes sampling of trenches and Spanish workings and limited drilling having identified several high priority drill targets.

5)  Drilling to the east of Veta Tomas intersected a blind structure which based on preliminary examination may be a fault block of Dos Hornos 2.  If this initial interpretation is correct a potential exploration zone may be opened.

6)  Earlier stage but important exploration targets include the silica cap to the west of Once Bocas North, the northern extension of Once Bocas North which has a surface mapped strike length of over 400 metres and the Cafetal East zone.  Each has the potential to be potential future exploration targets.

Qualified Person

Dr. Derek McBride P.Eng., prepared the 2012 mineral resource estimate for Nuevo Milenio and has supervised the preparation of information of a scientific or technical nature in this news release.

Quality Control and Data Verification

Ferdinand Holcapek, director of Cream and director-general of Cream Minerals de Mexico, is the Company's qualified person responsible for the Company's quality control and quality assurance program and has verified technical data underlying the opinions and information in this news release.  Details of the Company's quality assurance and quality control program are contained in News Release dated February 27, 2012.

Forward-Looking Information

Statements in this news release regarding mineral resource estimates in respect of the Nuevo Milenio project and exploration potential of the project constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities legislation.  Some forward-looking information may be identified by terms such as “believes”, “anticipates”, “intends” or “expects”. Forward-looking information is based on a number of assumptions believed by management and the Company's independent qualified person to be reasonable based on information and data currently available.  However, such statements are subject to a number of risks and uncertainties.  There is significant uncertainty inherent in any mineral resource estimate.  Inferred mineral resources in particular have a great amount of uncertainty as to their existence, as well as to their economic and legal feasibility.  It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category, or to mineral reserves, or that further exploration will confirm or validate such estimates.   Under Canadian securities rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  Actual results of further exploration may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, operating costs and exchange rates. Changes in assumptions, including as a result of data gained through further exploration including as to continuity and grade of mineralization, unexpected geological formations, changes in commodity prices, and other factors may result in a significant reduction in the reported mineral resources and could have a material adverse effect on the Company's results of operations, financial condition and its ability to raise additional capital.

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Christopher Hebb, LLB,
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Additional Caution to US Readers

This News Release uses the terms “measured mineral resources” and “indicated mineral resources.”  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

This News Release also uses the term “inferred mineral resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, as well as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.